ProQR Therapeutics N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

+31 88 166 7000

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	ProQR Therapeutics N.V.– Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-260780)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ProQR Therapeutics N.V. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-3 (File No. 333-260780), together with the exhibits and amendments thereto, which was filed on November 4, 2021 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, James Xu, Esq., of Goodwin Procter LLP, at (617) 570-1000.

Very truly yours,

/s/ Daniel de Boer
Chief Executive Officer

cc:	René Beukema (Chief Corporate Development Officer & General Counsel)
Mitchell S. Bloom (Goodwin Procter LLP)